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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------
                                SCHEDULE 14D-1
                            Tender Offer Statement
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                      AND
                                 SCHEDULE 13D
                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934

                               ----------------
                              DIGEX, INCORPORATED
                               (Subject Company)

                               ----------------
                        INTERMEDIA COMMUNICATIONS INC.
                          DAYLIGHT ACQUISITION CORP.
                                   (Bidders)

                               ----------------
                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                               ----------------
                                   253754105
                     (CUSIP Number of Class of Securities)

                               ----------------
                               Robert M. Manning
                Senior Vice President, Chief Financial Officer
                        Intermedia Communications Inc.
                             3625 Queen Palm Drive
                             Tampa, Florida 33619
                                (813) 829-0011

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------
                                   Copy to:
                           Ralph J. Sutcliffe, Esq.
                      Kronish, Lieb, Weiner & Hellman LLP
                            1114 Avenue of Americas
                         New York, New York 10036-7798
                                (212) 479-6170

                      Exhibit Index is located on Page 8

        THIS FILING SHALL BE DEEMED TO CONSTITUTE AN ORIGINAL FILING ON
 SCHEDULE 13D ON BEHALF OF INTERMEDIA COMMUNICATIONS INC. PURSUANT TO SECTION
               13(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           CALCULATION OF FILING FEE

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
            TRANSACTION VALUATION                         AMOUNT OF FILING FEE

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
  $151,765,393.00*                                            $30,353.08**

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* For purposes of calculating fee only. Transaction valuation assumes the purchase of 11,674,261 shares of Common Stock of the Subject Company at $13.00 in cash per share.
** The amount of the filing fee, calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, equals 1/50 of one percent of the value of the shares to be purchased.
// Check Box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the provisions filing by registration statement number, or the Form or Schedule and the date of its filing.

                                              Filing Party: Intermedia
  Amount Previously Paid:                     Communications Inc.
  Form or Registration No.:                   Daylight Acquisition Corp.
                                              Date Filed: June 11, 1997

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

                                 SCHEDULE 14D-1

---------------------
CUSIP No. 253754105
---------------------

--------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS:
   1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
        Daylight Acquisition Corp.
        Not Assigned
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) [_]
   2    (See Instructions)                                                           (b) [_]
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        SEC USE ONLY
   3
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        SOURCES OF FUNDS (See Instructions)
   4    AF
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        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5    PURSUANT TO ITEMS 2(e) or 2(f)                                                   [_]
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        CITIZENSHIP OR PLACE OF ORGANIZATION
   6    Delaware
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        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  7.    REPORTING PERSON
        5,877,582 shares of Common Stock, $.01 par value
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        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  8.    CERTAIN SHARES (See Instructions)                                                [_]
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        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   9    50.3%
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        TYPE OF REPORTING PERSON (See Instructions)
  10    CO
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

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                                 SCHEDULE 14D-1

---------------------
CUSIP No. 253754105
---------------------

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
        NAME OF REPORTING PERSONS:
   1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
        Intermedia Communications Inc.
        59-291-3586
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) [_]
   2    (See Instructions)                                                           (b) [_]
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        SEC USE ONLY
   3
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        SOURCES OF FUNDS (See Instructions)
   4    WC
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        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5    PURSUANT TO ITEMS 2(e) or 2(f)                                                   [_]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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   7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        5,877,582 shares of Common Stock, $.01 par value
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        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   8    CERTAIN SHARES (See Instructions)                                                [_]
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        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   9    50.3%
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        TYPE OF REPORTING PERSON (See Instructions)
  10    HC, CO
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

                                 INTRODUCTION

  This Tender Offer Statement on Schedule 14D-1 and Schedule 13D relates to a tender offer by Daylight Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermedia Communications Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DIGEX, Corporation, a Delaware corporation (the "Company"), at $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively and are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The subject company to which this Statement on Schedule 14D-1 relates is DIGEX, Corporation, a Delaware corporation which has its principal executive offices at One DIGEX Plaza, Beltsville, Maryland 20705.

  (b) This statement relates to a tender offer by Purchaser, a wholly owned subsidiary of Parent, to purchase all outstanding shares of Common Stock, par value $.01 per share, of the Company at $13.00 per share, net to the seller in cash. As of June 4, 1997, there were 11,674,261 Shares outstanding (15,339,741 Shares on a fully diluted basis including all Shares issuable upon the exercise of certain outstanding options and warrants). The information set forth in "Introduction" and "Section 1. Terms of the Offer; Expiration" of the Offer to Purchase is incorporated herein by reference.

  (c) The information regarding the principal market for, and price of, the Shares set forth in "Section 6. Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d), (g) The persons filing this statement are Purchaser and Parent. Purchaser, a Delaware corporation, was incorporated on May 30, 1997 for the purpose of entering into the Merger Agreement and consummating the transactions contemplated thereby. It has conducted no business other than related to its formation and the transactions contemplated by the Merger Agreement. All the outstanding capital stock of Purchaser is owned by Parent. Parent is a publicly held Delaware corporation. Parent, directly and through its subsidiaries, is a rapidly growing integrated communications services provider, offering a full suite of local, long distance and enhanced data telecommunications services to business and government end user customers, long distance carriers, Internet service providers, resellers and wireless communications companies. The principal office of Purchaser and Parent is located at 3625 Queen Palm Drive, Tampa, Florida 33619. The information set forth in "Section 9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of Purchaser and Parent are set forth in "Annex I-Directors and Executive Officers of Purchaser and Parent" of the Offer to Purchase, which Annex is incorporated herein by reference.

  (e)-(f) During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any persons listed in "Annex I-Directors and Executive Officers of Purchaser and Parent" of the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a) Except as set forth in the "Introduction," "Section 8. Certain Information Concerning the Company," "Section 9. Certain Information Concerning Purchaser and Parent" and "Section 11. Background of the Transaction" of the Offer to Purchase, which are incorporated herein by reference, neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any of the persons listed on "Annex I-Directors and Executive Officers of Purchaser and Parent" to the Offer to Purchase, has engaged in any transaction since January 1, 1994 with the Company, any corporation affiliated with the Company, or any of the Company's executive officers, directors or affiliates that would be required to be disclosed under this Item 3(a).

  (b) Except as set forth in the "Introduction," "Section 8. Certain Information Concerning the Company," "Section 9. Certain Information Concerning Purchaser and Parent," "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement and the Stock Purchase Agreement" of the Offer to Purchase, which are incorporated herein by reference, there have been no contacts, negotiations or transactions since January 1, 1994 between Purchaser or Parent or their subsidiaries or, to the best knowledge of the Purchaser and Parent, any of the persons listed in "Annex I-Directors and Executive Officers of Purchaser and Parent" to the Offer to Purchase, which is incorporated herein by reference, on the one hand, and the Company or any of the Company's executive officers, directors or affiliates, on the other hand, concerning: a merger, consolidation or acquisition; a tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a) The total amount of funds required by Purchaser to purchase all outstanding Shares and to pay related fees and expenses in connection with the Offer, the Merger and the Stock Purchase Agreement, is estimated to be approximately $154.2 million. Purchaser expects to obtain the necessary funds directly from Parent from Parent's existing cash reserves. The information set forth in "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

  (a)-(e) The purpose of the Offer is to enable Purchaser to acquire, in one or more transactions, control of the Company. The information concerning the purpose of the Offer set forth in the "Introduction," "Section 8. Certain Information Concerning the Company" and "Section 12. Purpose of the Offer; The Merger Agreement and the Stock Purchase Agreement" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in "Section 7. Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a)-(b) Parent has entered into a stock purchase agreement with certain stockholders who own an aggregate of approximately 50.3% of the outstanding Shares (approximately 38.3% of the Shares on a fully diluted basis), pursuant to which, among other things, such stockholders have agreed to validly tender (and not to withdraw) all such shares pursuant to the Offer and granted Parent an option to purchase all such shares at a price of $13.00 per share exercisable individually from each stockholder, in whole or in part, at any time or from time to time, on or after June 4, 1997 and prior to the Termination Date (as defined in Section 12 of the Offer to Purchase). The information set forth in "Section 9. Certain Information Concerning Purchaser and Parent" and "Section 12. Purpose of the Offer; The Merger Agreement and the Stock Purchase Agreement" of the Offer to Purchase is incorporated herein by reference. Except as set forth in said Sections 9 and 12 of the Offer to Purchase, none of the Purchaser or Parent or, to the best knowledge of Purchaser or Parent any of the persons listed in "Annex I-Directors and Executive Officers of Purchaser and Parent" to the Offer to Purchase or any associate or majority-owned subsidiary of Purchaser or Parent or any of the persons so listed, owns beneficially or has any right to acquire, directly or indirectly, any Shares; and neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The description of all contracts, arrangements, understandings or relationships between Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed in "Annex I- Directors and Executive Officers of Purchaser and Parent" to the Offer to Purchase and any person with respect to any securities of the Company set forth in "Section 1. Terms of the Offer; Expiration," "Section 9. Certain Information Concerning Purchaser and Parent," "Section 10. Source and Amount of Funds," "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement and the Stock Purchase Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information with respect to persons employed, retained or to be compensated by Purchaser or by any person on its behalf to make solicitations or recommendations in connection with the Offer and the terms of such employment, retention and compensation set forth in the "Introduction" and in "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  Reference is hereby made to the financial information set forth in "Section
9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase which is incorporated herein by reference. The financial statements of Parent contained in the Offer to Purchase do not constitute an admission that such information is material to a decision by a security holder of the Company to sell, tender or hold the securities being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION

  (a) The information with respect to present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, any of their subsidiaries, or, to the best knowledge of Purchaser or Parent, any of the persons listed on "Annex I-Directors and Executive Officers of Purchaser and Parent" to the Offer to Purchase, set forth in "Section 8. Certain Information Concerning the Company," "Section 9. Certain Information Concerning Purchaser and Parent," "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement and the Stock Purchase Agreement" of the Offer to Purchase are incorporated herein by reference.

  (b)-(c) The information relating to regulatory requirements and regulatory approvals that may be required and the applicability of antitrust laws set forth in "Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information relating to the applicability of the margin requirements of Section 7 of the Exchange Act set forth in "Section 7. Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

  (e) Not Applicable.

  (f) Additional information with respect to the Offer contained in Exhibits
(a)(1) and (a)(2) hereto is incorporated by reference herein in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

  See Exhibit Index.

                                   SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          INTERMEDIA COMMUNICATIONS INC.

                                             /s/ Robert M. Manning
                                          By___________________________________
                                            Name: Robert M. Manning
                                            Title:Senior Vice President, Chief
                                                  Financial
                                                  Officer & Secretary

                                          DAYLIGHT ACQUISITION CORP.

                                             /s/ Robert M. Manning
                                          By___________________________________
                                            Name: Robert M. Manning
                                            Title:President, Secretary
                                                  and Treasurer

Dated: June 11, 1997

                                 EXHIBIT INDEX

 EXHIBIT NO.                        DESCRIPTION                         PAGE NO.
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
 (a)(1)      Offer to Purchase dated June 11, 1997...................
 (a)(2)      Form of Letter of Transmittal...........................
 (a)(3)      Form of Notice of Guaranteed Delivery...................
 (a)(4)      Form of Letter from Bear, Stearns & Co. Inc. to Brokers,
             Dealers, Commercial Banks, Trust Companies and Other
             Nominees................................................
 (a)(5)      Form of Letter to Clients from Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees....
 (a)(6)      Summary Advertisement published June 11, 1997...........
 (a)(7)      Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9...........................
 (a)(8)      Text of Press Release issued on June 5, 1997............
 (a)(9)      Text of Press Release issued on June 11, 1997...........
 (c)(1)      Agreement and Plan of Merger dated as of June 4, 1997
             among DIGEX, Incorporated, Intermedia Communications
             Inc. and Daylight Acquisition Corp. ....................
 (c)(2)      Stock Purchase Agreement dated as of June 4, 1997 among
             Intermedia Communications Inc. and certain specified
             Stockholders............................................
 (c)(3)      Confidentiality Agreement, dated as of March 27, 1997,
             between Parent and the Company..........................
 (c)(4)      Letter from Parent to the Company dated June 4, 1997....
 (d)         Not applicable..........................................
 (e)         Not applicable..........................................
 (f)         Not applicable..........................................